SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
----------------

SCHEDULE 13D/A
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)


(AMENDMENT No. 1 SCHEDULE 13D)
Under the Securities Exchange Act of 1934


WARWICK VALLEY TELEPHONE COMPANY
-----------------------------------------------------------
---------------------
(Name of Issuer)


COMMON STOCK, PAR VALUE $1.00 PER SHARE
-----------------------------------------------------------
---------------------
(Title of Class of Securities)


936750108
-----------------------------------------------------------
---------------------
(CUSIP Number)

1865 Palmer Avenue
Larchmont, NY  10538
-----------------------------------------------------------
---------------------
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

SANTA MONICA PARTNERS, L.P.
914-833-0875
-----------------------------------------------------------
---------------------

(Date of Event which Requires Filing of This Statement)

N/A

(Continued on following pages)
(Page 1 of 6 Pages)

CUSIP No. 936750108                     13D/A
Page 2 of 6 Pages

___________________________________________________________
_____________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SANTA MONICA PARTNERS, L.P.
          13-3100474
___________________________________________________________
_____________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]

___________________________________________________________
_____________
3    SEC USE ONLY

___________________________________________________________
_____________
4    SOURCE OF FUNDS

          WC
___________________________________________________________
_____________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________
_____________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          NEW YORK
___________________________________________________________
_____________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
_____________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY
___________________________________________________________
_____________
    EACH       9    SOLE DISPOSITIVE POWER

CUSIP No. 936750108                     13D/A
Page 3 of 6 Pages


  REPORTING         N/A

   PERSON
___________________________________________________________
______
               	10   SHARED DISPOSITIVE POWER
    WITH
     		          N/A
___________________________________________________________
_____________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

     N/A (LESS THAN 5%)
___________________________________________________________
_____________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
_____________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     N/A
___________________________________________________________
_____________
14   TYPE OF REPORTING PERSON

     PN

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES
ONLY)

          SMP ASSET MANAGEMENT LLC

___________________________________________________________
_____________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]

(b)  [_]
___________________________________________________________
_____________
3    SEC USE ONLY

___________________________________________________________
_____________
4    SOURCE OF FUNDS

          OO
___________________________________________________________
_____________

CUSIP No. 936750108                     13D/A
Page 4 of 6 Pages

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
[_]

___________________________________________________________
_____________
6    CITIZENSHIP OR PLACE OF ORGANIZATION

          DELAWARE
___________________________________________________________
_____________
   		7    SOLE VOTING POWER

  NUMBER OF         N/A

   SHARES
___________________________________________________________
_____________
8  SHARED VOTING POWER

BENEFICIALLY
                    N/A
  OWNED BY

___________________________________________________________
_____________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         N/A

   PERSON
___________________________________________________________
_____________
               	10   SHARED DISPOSITIVE POWER
    WITH
                    	N/A
___________________________________________________________
_____________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

    		 N/A
___________________________________________________________
_____________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES

[_]
___________________________________________________________
_____________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

CUSIP No. 936750108                     13D/A
Page 5 of 6 Pages

___________________________________________________________
_____________
14   TYPE OF REPORTING PERSON

     OO (LLC)

The inclusion of SMP Asset Management LLC in this Statement shall not be construed as an admission that such party is, for purposes of Section 13(d) of the Securities Exchange
Act of 1934, the beneficial owner of any securities covered by this Statement.

WARWICK VALLEY TELEPHONE COMPANY SCHEDULE 13D/A

Item 1.  Security and Issuer.

This statement on Schedule 13D/A (this "Statement") relates to the common stock with $1.00 par value (the "Shares") of Warwick Valley
Telephone Company (the
"Issuer"). The principal offices of the Issuer are located at 47 Main Street,
Warwick, New York 10990.

Item 2.   Identity and Background.

(a) Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, this Statement is being filed by Santa Monica
Partners, L.P., a New
York limited partnership ("Santa Monica Partners") 1865
Palmer Avenue,
Larchmont, NY 10538.

Item 3.  Source and Amount of Funds or Other Consideration.

N/A

Item 4.  Purpose of Transaction.

Santa Monica Partners has submitted a letter in response to a Dow Jones News Wire interview on December 5, in which Mr.
Gareiss, Vice President, of Warwick Valley Telephone
Company, characterized the letter to Mr. M. Lynn Pike,
President & CEO and The Board of Directors in a Schedule
13D filing made on November 24, 2003 as being "abusive".


Item 5.  Interest in Securities of the Issuer.

(a)	-e N/A
Less than 5% ownership

CUSIP No. 936750108                     13D/A
Page 6 of 6 Pages


Item 6. Contracts, Arrangements, Understandings or
Relationships with
             Respect to Securities of the Issuer.

None

Item 7.  Material to be filed as Exhibits.
Exhibit 1:	Letter to Mr. Herbert Gareiss, Vice
President


                                 SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 11, 2003

                                        SANTA MONICA
PARTNERS, L.P.
                                        By: SMP ASSET
MANAGEMENT LLC

                                        By: /s/LAWRENCE J.
GOLDSTEIN
                                        -------------------
---------------------
                                        Lawrence J.
Goldstein, President


                                        SMP ASSET
MANAGEMENT LLC

                                        By: /s/LAWRENCE J.
GOLDSTEIN
                                        -------------------
---------------------
                                        Lawrence J.
Goldstein, President


Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

Exhibit 1:
SANTA MONICA PARTNERS, L.P.
1865 PALMER AVENUE
LARCHMONT, NY  10538

914.833.0875  ~  FAX: 914.833.1068
WWW.SMPLP.COM

LAWRENCE J. GOLDSTEIN
GENERAL PARTNER

EMAIL: ljgoldstein@bloomberg.net

December 10, 2003

Mr. Herbert Gareiss, Jr.
Vice President
47 Main Street
Warwick, NY  10990


Dear Herb:

I was both puzzled and dismayed to read your comments on the Dow Jones News Wire and Wall Street Journal the other day in which you said:
"However, Warwick Valley Telephone Vice
President Herbert Gareiss Jr. characterized the filing of Goldstein's letter in the
Schedule 13D as "abusive" because Santa
Monica Partners owns less than 5% in the company. The filing of a 13D isn't required until an investor acquires a 5% stake."
I was both puzzled and dismayed to learn you said it was abusive to disclose correspondence with management.

I was "Puzzled" that you thought a shareholder sharing a communication with his management and his representatives, the Board of Directors was abusive.

Why is it abusive?

Precisely who does that hurt?

Why shouldn't a shareholder disclose to all other shareholders his views, ideas or suggestions which are for the good of all?

I am sure you do not believe sunshine in Corporate America is harmful Herb. You are most certainly are aware that had there been any sunlight shining on the affairs at those two companies in your own telecom industry, World Com and Global Crossing, or on Enron or on Tyco or even on all those mutual funds in the news this very day, that the nefarious, sad and costly (to shareholders) activities of these corporations might well have been prevented.

Is it abusive to suggest ways and means for bringing out shareholder value, indeed releasing shareholder values which are locked so tightly as to limit the Company's present dividend to 76 cents per share per annum, when by the simple move of separating passive investments which today account for 70% of pre-tax income, before not to many more years pass, possibly virtually all of such pre-tax earnings, when the dividend today could be raised to about
$1.85 per share per annum?

I do not believe you really think that.

Is it abusive to think that one and one could add up to more than two if WWVY shareholders had a share of an investment company owning the passive OCP investment and a share of an actively operated telephone and cable TV company?

I do not believe you really think that either.

I was "Dismayed" because as an enlightened, modern management of a public company, I had rather thought you, Lynn and the Board all would welcome any idea, especially those of a large and long holding shareholder, which would increase shareholder value. After all isn't that precisely why you are in charge of a public rather than a private company? Of course it is.

I had and still do hope you would be willing to meet with me and take advantage of my 44 years of financial and investing experience which is the basis for my suggestions geared to increasing shareholder value for all shareholders, not just me, this company's second largest shareholder.

I can't help but notice that I own half as many shares as the entire Officer/ Board of Directors group of thirteen individuals combined, and therefore would think you might not only view me as a large shareholder (the second largest), or a long standing one, (longer than Lynn has been with the Company), or as a shareholder with an abiding interest, but as "family" and at the very least say something such as "those are interesting ideas you have submitted; lets sit down together and discuss them more fully". I offered to do that as you will note in my letter and I remain so willing. That is what I had rather thought you might do as opposed to saying my letter was abusive. It certainly was meant to be friendly and to share my suggestions with all of our constituency.

I would appreciate your sharing this letter with President and CEO Lynn Pike and also supplying copies to each member of our Board of Directors.

I would welcome an opportunity to meet with the board and top management in order to more fully discuss unlocking the tremendous shareholder hidden values in WWVY for the benefit of all shareholders.

Warmly,
Larry
Lawrence J. Goldstein
General Partner